UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


                                                     FORM 6-K

                                         Report of Foreign Private Issuer

                                       Pursuant to Rule 13a-16 or 15d-16 of
                                        the Securities Exchange Act of 1934



                                   for the quarterly period ended June 30, 2000

                                            TEEKAY SHIPPING CORPORATION
                          (Exact name of Registrant as specified in its charter)

                                                     TK House
                                              Bayside Executive Park
                                           West Bay Street & Blake Road
                                        P.O. Box AP-59213, Nassau, Bahamas
                                      (Address of principal executive office)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                              Form 20-F       X      Form 40- F
                                          ---------                 ----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes                     No         X
                                          ---------           ----------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000


                                      INDEX



PART I:   FINANCIAL INFORMATION                                             PAGE

Item 1.  Financial Statements

              Independent Accountants' Report................................  3

              Consolidated Statements of Income and Retained Earnings
                  for the three and six months ended June 30, 2000 and 1999..  4

              Consolidated Balance Sheets
                  June 30, 2000 and December 31, 1999........................  5

              Consolidated Statements of Cash Flows
                  for the six months ended June 30, 2000 and 1999............  6

              Notes to Consolidated Financial Statements.....................  7

              Schedule A to the Consolidated Financial Statements............ 10


Item 2.  Management's Discussion and Analysis of Financial Condition
                  and Results of Operations.................................. 14

Item 3.  Market Rate Risks................................................... 20

PART II: OTHER INFORMATION................................................... 21

SIGNATURES................................................................... 22

              INDEPENDENT ACCOUNTANTS' REPORT ON REVIEW OF INTERIM
                              FINANCIAL INFORMATION

To the Shareholders and Board of Directors of Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of June 30, 2000 and the related consolidated statements of income for the three and six month periods ended June 30, 2000 and 1999 and the related consolidated statements of cash flows for the six month periods ended June 30, 2000 and 1999. Our review also included the financial schedule listed in Index Item 1. These financial statements and schedule are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of income and retained earnings, and cash flows for the nine month period then ended, not presented herein, and in our report dated February 11, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.



Nassau, Bahamas,                                           /s/ ERNST & YOUNG
July 19, 2000                                              Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
            (in thousands of U.S. dollars, except per share amounts)

                                                       Three Months Ended June 30,     Six Months Ended June 30,
                                                             2000           1999           2000            1999
                                                              $               $              $               $
                                                                 (unaudited)                   (unaudited)

NET VOYAGE REVENUES
Voyage revenues                                             201,200           98,626      383,462         191,638
Voyage expenses                                              58,580           27,707      120,775          50,721
-------------------------------------------------------------------------------------------------------------------

Net voyage revenues                                         142,620           70,919      262,687         140,917
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                                    34,723           23,326       69,492          45,584
Time-charter hire expense                                    13,114            8,880       26,080          16,650
Depreciation and amortization                                24,624           19,645       49,666          41,671
General and administrative                                    9,059            7,137       18,581          14,464
-------------------------------------------------------------------------------------------------------------------

                                                             81,520           58,988      163,819         118,369
-------------------------------------------------------------------------------------------------------------------

Income from vessel operations                                61,100           11,931       98,868          22,548
-------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                                            (19,275)         (10,738)     (39,265)        (20,505)
Interest income                                               4,137            1,629        7,390           2,990
Other income (loss) (note 8)                                    785           (2,090)        (307)         (2,429)
-------------------------------------------------------------------------------------------------------------------

                                                            (14,353)         (11,199)     (32,182)        (19,944)
-------------------------------------------------------------------------------------------------------------------

Net income                                                   46,747              732       66,686           2,604
Retained earnings, beginning of the period                  415,886          446,897      404,130         451,829
-------------------------------------------------------------------------------------------------------------------
                                                            462,633          447,629      470,816         454,433
Dividends declared                                           (8,217)          (6,804)     (16,400)        (13,608)
-------------------------------------------------------------------------------------------------------------------

Retained earnings, end of the period                        454,416          440,825      454,416         440,825
-------------------------------------------------------------------------------------------------------------------

Earnings per Common Share (note 6)
     - Basic                                                   1.22             0.02         1.75            0.08

     - Diluted                                                 1.19             0.02         1.72            0.08

-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                    TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                             CONSOLIDATED BALANCE SHEETS
                                           (in thousands of U.S. dollars)

                                                                                   As at                As at
                                                                                 June 30,            December 31,
                                                                                   2000                  1999
                                                                                   ----                  ----
                                                                                     $                    $
                                                                                     -                    -
                                                                                (unaudited)
      ASSETS
      Current
      Cash and cash equivalents                                                  126,123                220,327
      Accounts receivable                                                         35,615                 30,753
      Prepaid expenses and other assets                                           40,104                 29,579
      ---------------------------------------------------------------------------------------------------------------

      Total current assets                                                       201,842                280,659
      ---------------------------------------------------------------------------------------------------------------

      Marketable securities (note 2)                                              17,030                  6,054
      Vessels and equipment
           at cost, less accumulated depreciation of $639,453
           (December 31, 1999 - $624,727) (note 5)                             1,644,090              1,666,755
      ---------------------------------------------------------------------------------------------------------------

                                                                               1,661,120              1,672,809
      ---------------------------------------------------------------------------------------------------------------

      Investment in  joint venture                                                18,440                 19,402
      Other assets                                                                14,232                  9,814
      ---------------------------------------------------------------------------------------------------------------

                                                                               1,895,634              1,982,684
      ---------------------------------------------------------------------------------------------------------------

      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current
      Accounts payable                                                            23,149                 20,431
      Accrued liabilities                                                         45,157                 39,515
      Current portion of long-term debt (note 5)                                  83,826                 66,557
      ---------------------------------------------------------------------------------------------------------------

      Total current liabilities                                                  152,132                126,503
      ---------------------------------------------------------------------------------------------------------------
      Long-term debt (note 5)                                                    849,754              1,018,610
      Other long-term liabilities                                                  4,400                  3,400
      ---------------------------------------------------------------------------------------------------------------

      Total liabilities                                                        1,006,286              1,148,513
      ---------------------------------------------------------------------------------------------------------------
      Minority interest                                                            3,258                  2,104
      Stockholders' equity
      Capital stock (note 6)                                                     431,674                427,937
      Retained earnings                                                          454,416                404,130
      ---------------------------------------------------------------------------------------------------------------

      Total stockholders' equity                                                 886,090                832,067
      ---------------------------------------------------------------------------------------------------------------

                                                                               1,895,634              1,982,684
      ---------------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

                                    TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (in thousands of U.S. dollars)

                                                                               Six Months Ended June 30,
                                                                                2000                 1999
                                                                                ----                 ----
                                                                                  $                   $
                                                                                  -                   -
                                                                                      (unaudited)

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                    66,686                  2,604
Add charges to operations not requiring
  a payment of cash and cash equivalents:
     Depreciation and amortization                                            49,666                 41,671
     Equity income (net of dividends received of $2.98 million)                  962                      -
     Future income taxes                                                       1,000                    500
     Loss on disposition of assets                                             1,004                      -
     Other - net                                                                (122)                   765
Change in non-cash working capital items related to
  operating activities                                                        (7,226)                 1,397
----------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                                      111,970                 46,937
----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                  11,000                 50,000
Scheduled repayments of long-term debt                                       (16,861)               (15,997)
Prepayment of long-term debt                                                (145,726)                     -
Proceeds from stock options exercised                                          3,722                      -
Cash dividends paid                                                          (16,387)               (13,595)
Capitalized loan costs                                                             -                   (278)
----------------------------------------------------------------------------------------------------------------

Net cash flow from financing activities                                     (164,252)                20,130
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (35,066)               (29,730)
Expenditures for drydocking                                                   (3,561)                (3,052)
Proceeds from disposition of assets                                            9,710                      -
Net cash acquired through purchase of Bona Shipholding Ltd. (note 9)               -                 51,774
Acquisition costs related to purchase of  Bona Shipholding Ltd. (note 9)      (2,127)                (4,803)
Proceeds on sale of available-for-sale securities                                  -                 21,029
Purchases of available-for-sale securities                                   (10,878)                     -
----------------------------------------------------------------------------------------------------------------

Net cash flow from investing activities                                      (41,922)                35,218
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                             (94,204)               102,285
Cash and cash equivalents, beginning of the period                           220,327                 66,133
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of the period                                 126,123                168,418
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
             (Information as at June 30, 2000 and for the Three and
                    Six Month Periods Ended June 30, 2000 and
                               1999 is unaudited)

1.       Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the nine month period ended December 31, 1999. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three and six month periods ended June 30, 2000 are not necessarily indicative of those for a full fiscal year.

2.       Marketable Securities

         The Company's investments in marketable securities are classified as available-for sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

3.       Cash Flows

         Cash  interest  paid during the six month  periods ended June 30, 2000
         and  1999  totalled   approximately   $39,742,000   and   $27,355,000,
         respectively.

4.       Income Taxes

         The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries are subject to income taxes (see Note 8). The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, " Accounting for Income Taxes".

5.       Long-Term Debt

                                                     June 30,       December 31,
                                                      2000              1999
                                                       $                 $
                                                    ----------------------------

         Revolving Credit Facilities................  535,000          634,000
         First Preferred Ship Mortgage Notes (8.32%)
           due through 2008.........................  189,274          225,000

         Term Loans due through 2009 ...............  209,306          226,167
                                                    -----------     ------------
                                                      933,580        1,085,167
         Less current portion.......................   83,826           66,557
                                                    -----------     ------------
                                                      849,754        1,018,610
                                                    ===========     ============

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
             (Information as at June 30, 2000 and for the Three and
                    Six Month Periods Ended June 30, 2000 and
                               1999 is unaudited)

         The  Company  has  two  long-term   Revolving  Credit  Facilities  (the
         "Revolvers") available which, as at June 30, 2000, provided for borrowings of up to $630.0 million. Interest payments are based on LIBOR (June 30, 2000: 6.77%; December 31, 1999: 6.0%) plus a margin depending on the financial leverage of the Company; at June 30, 2000 the margins ranged between 0.6% and 0.9% (December 31, 1999: 0.6% and 0.9%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collaterized by first priority mortgages granted on forty of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

         The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collaterized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral,and are guaranteed by seven subsidiaries of the Company that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 2000, the fair value of these net assets approximated $216.5 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004. During the quarter, the Company repurchased $35.7 million of the 8.32% Notes outstanding.

         Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

         The Company has several term loans outstanding, which, as at June 30, 2000, totalled $209.3 million. Interest payments are based on LIBOR plus a margin. At June 30, 2000, the margins ranged between 0.65% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from the Company.

         As at June 30, 2000, the Company was committed to a series of interest rate swap agreements whereby $200 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 3.3 years, expiring between December 2001 and February 2005. These agreements effectively change the Company's interest rate exposure on $200 million of debt from a floating LIBOR rate to an average fixed rate of 6.28%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.       Capital Stock

           Authorized
            25,000,000         Preferred Stock with a par value of $1 per share
           725,000,000         Common Stock with a par value of $0.001 per share

         ------------------------------------------------------------------------------------------
                                                Common      Thousands of   Preferred    Thousands
         Issued and outstanding                  Stock         shares        Stock      of shares
                                                   $                           $
         ------------------------------------------------------------------------------------------
         Balance December 31, 1999               427,937        38,064         -            -
         Reinvested dividends                         13             1         -            -
         Exercise of stock options                 3,724           186         -            -
         ------------------------------------------------------------------------------------------
         Balance June 30, 2000                   431,674        38,251         -            -
         ------------------------------------------------------------------------------------------

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data)
             (Information as at June 30, 2000 and for the Three and
                    Six Month Periods Ended June 30, 2000 and
                               1999 is unaudited)

         As at June 30, 2000, the Company had reserved 6,298,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at June 30, 2000, options to purchase a total of 3,764,454 shares of the Company's Common Stock were outstanding, of which 1,510,907 options were then exercisable at prices ranging from $16.875 to $33.50 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $33.50 per share. All outstanding options expire between July 19, 2005 and March 6, 2010, ten years after the date of each respective grant. The Company's basic earnings per share is based upon the following weighted average number of common shares outstanding: 38,205,775 shares and 38,137,694 shares for the three and six month periods ended June 30, 2000; and 32,987,909 shares and 32,321,751 shares for the three and six month periods ended June 30, 1999. Diluted earnings per share is based upon the following weighted average number of common shares outstanding:39,254,441 shares and 38,744,309 shares for the three and six month periods ended June 30, 2000; and 32,998,350 shares and 32,326,362 shares for the three and six month periods ended June 30, 1999.

7.       Commitments and Contingencies

         The Company has guaranteed 50% of the outstanding mortgage debt in Soponata-Teekay Limited, a joint venture company, totalling $27.5 million as at June 30, 2000. The Company has a 50% interest in the joint venture company which owns three vessels (one Aframax and two Suezmax tankers).

         The Company has guaranteed its share of committed, uncalled capital, in
         certain   limited   partnerships,   which  own  two  of  the  Company's
         oil/bulk/ore carriers, totalling $1.8 million as at June 30, 2000.

         As at June 30, 2000, the Company was committed to foreign exchange contracts for the forward purchase of approximately Singapore dollars
         5.6 million, Australian dollars 0.6 million and Norwegian kroner 28.7 million for U.S. dollars, at an average rate of Singapore dollar 1.71 per U.S. dollar, Australian dollar 0.60 per U.S. dollar and Norwegian kroner 8.19 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

8.       Other Income (Loss)

                                                               Three Months Ended              Six Months Ended

                                                            June 30,        June 30,       June 30,        June 30,
                                                              2000            1999           2000            1999
                                                                $              $               $              $
                                                           ---------------------------------------------------------


         Loss on disposition of assets...................         -             -          (1,004)             -
         Equity income from joint venture................     1,193             -           2,012              -
         Future income taxes.............................      (500)         (500)         (1,000)        (1,000)
         Miscellaneous...................................        92        (1,590)           (315)        (1,429)
                                                             --------     --------        --------       --------
                                                                785        (2,090)           (307)        (2,429)
                                                             =========    ========        ========       ========


9.       Acquisition of Bona Shipholding Ltd.

         On June 11, 1999, Teekay purchased Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay's Common Stock. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (unaudited)



                                                                  Three Months Ended June 30, 2000
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -           8,623        183,916        (49,919)          142,620
Operating expenses                                125           7,797        117,086        (43,488)           81,520
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (125)            826         66,830         (6,431)           61,100
Net interest income (expense)                  (4,937)              -        (10,200)            (1)          (15,138)
Equity in net income of subsidiaries           51,123               -              -        (51,123)                -
Other income (loss)                               686               -             98              1               785
                                           -------------------------------------------------------------------------------
Net income                                     46,747             826         56,728        (57,554)           46,747
Retained earnings (deficit), beginning of
   the period                                 415,886         (27,599)       399,423       (371,824)          415,886
Dividends declared                             (8,217)              -              -              -            (8,217)
                                           ===============================================================================
Retained earnings (deficit), end of the
   period                                     454,416         (26,773)       456,151       (429,378)          454,416
                                           ===============================================================================



                                                                  Three Months Ended June 30, 1999
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -           9,298        106,371        (44,750)           70,919
Operating expenses                                 91           7,945         95,702        (44,750)           58,988
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations           (91)          1,353         10,669              -            11,931
Net interest income (expense)                  (4,773)              -         (4,395)            59            (9,109)
Equity in net income of subsidiaries            5,596               -              -         (5,596)                -
Other income (loss)                                 -               -          4,309         (6,399)           (2,090)
                                           -------------------------------------------------------------------------------
Net income                                        732           1,353         10,583        (11,936)              732
Retained earnings (deficit), beginning of
   the period                                 446,897         (33,570)       359,286       (325,716)          446,897
Dividends declared                             (6,804)              -              -              -            (6,804)
                                           ===============================================================================
Retained earnings (deficit), end of the
   period                                     440,825         (32,217)       369,869       (337,652)          440,825
                                           ===============================================================================

  (See Note 5)

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (unaudited)



                                                                   Six Months Ended June 30, 2000
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -          17,880        331,804        (86,997)          262,687
Operating expenses                                267          15,749        221,808        (74,005)          163,819
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (267)          2,131        109,996        (12,992)           98,868
Net interest income (expense)                  (9,699)             46        (22,222)             -           (31,875)
Equity in net income of subsidiaries           75,966               -              -        (75,966)                -
Other income (loss)                               686               -           (993)             -              (307)
                                           -------------------------------------------------------------------------------
Net income                                     66,686           2,177         86,781        (88,958)           66,686
Retained earnings (deficit), beginning of
   the period                                 404,130         (28,950)       369,370       (340,420)          404,130
Dividends declared                            (16,400)              -              -              -           (16,400)
                                           ===============================================================================
Retained earnings (deficit), end of the
   period                                     454,416         (26,773)       456,151       (429,378)          454,416
                                           ===============================================================================




                                                                   Six Months Ended June 30, 1999
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                 -          18,898        211,706        (89,687)          140,917
Operating expenses                                217          17,426        190,413        (89,687)          118,369
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (217)          1,472         21,293              -            22,548
Net interest income (expense)                  (9,523)             29         (8,080)            59           (17,515)
Equity in net income of subsidiaries           12,344               -              -        (12,344)                -
Other income (loss)                                 -               -         10,339        (12,768)           (2,429)
                                           -------------------------------------------------------------------------------
Net income                                      2,604           1,501         23,552        (25,053)            2,604
Retained earnings (deficit), beginning of
   the period                                 451,829         (33,718)       346,317       (312,599)          451,829
Dividends declared                            (13,608)              -              -              -           (13,608)
                                           ===============================================================================
Retained earnings (deficit), end of the
   period                                     440,825         (32,217)       369,869       (337,652)          440,825
                                           ===============================================================================

  (See Note 5)

                                                                      SCHEDULE A
                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                             As at June 30, 2000
                                              -----------------------------------------------------------------------------------
                                                                  8.32% Notes                                        Teekay
                                               Teekay Shipping     Guarantor    Non-Guarantor                    Shipping Corp.
                                                    Corp.        Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                      $                $              $                $               $
                                              -----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                               52             1,592         124,479               -           126,123
Other current assets                                    43               978         170,698         (96,000)           75,719
                                              -----------------------------------------------------------------------------------
     Total current assets                               95             2,570         295,177         (96,000)          201,842
Vessels and equipment (net)                              -           286,967       1,357,123               -         1,644,090
Advances due from subsidiaries                      63,522                 -               -         (63,522)                -
Other assets (principally marketable
  securities and investments in subsidiaries)    1,018,734                 -          31,262      (1,018,734)           31,262
Investment in joint venture                              -                 -          18,440               -            18,440
                                              -----------------------------------------------------------------------------------
                                                 1,082,351           289,537       1,702,002      (1,178,256)        1,895,634
                                              ===================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                  6,987             1,527         239,618         (96,000)          152,132
Long-term debt                                     189,274                 -         664,880               -           854,154
Due to (from) affiliates                                 -           (54,547)        195,386        (140,839)                -
                                              -----------------------------------------------------------------------------------
     Total liabilities                             196,261           (53,020)      1,099,884        (236,839)        1,006,286
                                              -----------------------------------------------------------------------------------
Minority interest                                        -                 -           3,258               -             3,258
Stockholders' Equity
Capital Stock                                      431,674                23           5,943          (5,966)          431,674
Contributed capital                                      -           369,307         136,766        (506,073)                -
Retained earnings (deficit)                        454,416           (26,773)        456,151        (429,378)          454,416
                                              -----------------------------------------------------------------------------------
     Total stockholders' equity                    886,090           342,557         598,860        (941,417)          886,090
                                              -----------------------------------------------------------------------------------
                                                 1,082,351           289,537       1,702,002      (1,178,256)        1,895,634
                                              ===================================================================================
                                                                           As at December 31, 1999
                                              -----------------------------------------------------------------------------------
                                                                  8.32% Notes                                        Teekay
                                               Teekay Shipping     Guarantor    Non-Guarantor                    Shipping Corp.
                                                    Corp.        Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                      $                $              $                $               $
                                              -----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                              210            39,652         180,465               -           220,327
Other current assets                                    42               582         162,084        (102,376)           60,332
                                              -----------------------------------------------------------------------------------
     Total current assets                              252            40,234         342,549        (102,376)          280,659
Vessels and equipment (net)                              -           294,800       1,371,955               -         1,666,755
Advances due from subsidiaries                     121,415                 -               -        (121,415)                -
Other assets (principally marketable
  securities and investments in subsidiaries)      943,389                 -          15,873        (943,394)           15,868
Investment in joint venture                              -                 -          19,402               -            19,402
                                              -----------------------------------------------------------------------------------
                                                 1,065,056           335,034       1,749,779      (1,167,185)        1,982,684
                                              ===================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities                                  7,989               991         227,331        (109,808)          126,503
Long-term debt                                     225,000                 -         797,010               -         1,022,010
Due to (from) affiliates                                 -            (6,337)        211,255        (204,918)                -
                                              -----------------------------------------------------------------------------------
     Total liabilities                             232,989            (5,346)      1,235,596        (314,726)        1,148,513
                                              -----------------------------------------------------------------------------------
Minority interest                                        -                 -           2,104               -             2,104
Stockholders' Equity
Capital Stock                                      427,937                23           5,943          (5,966)          427,937
Contributed capital                                      -           369,307         136,766        (506,073)                -
Retained earnings (deficit)                        404,130           (28,950)        369,370        (340,420)          404,130
                                              -----------------------------------------------------------------------------------
     Total stockholders' equity                    832,067           340,380         512,079        (852,459)          832,067
                                              -----------------------------------------------------------------------------------
                                                 1,065,056           335,034       1,749,779      (1,167,185)        1,982,684
                                              ===================================================================================

                                                                      SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (unaudited)

                                                                      Six Months Ended June 30, 2000
                                               -----------------------------------------------------------------------------
                                                                  8.32% Notes                                   Teekay
                                                    Teekay         Guarantor    Non-Guarantor               Shipping Corp.
                                                Shipping Corp.   Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                      $                $             $             $               $
                                               -----------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                               -----------------------------------------------------------------------------
     Net cash flow from operating activities          (9,662)        10,301        111,331                      111,970
                                               -----------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                               -              -         11,000                       11,000
Repayments of long-term debt                               -              -        (16,861)                     (16,861)
Prepayments of long-term debt                        (35,726)             -       (110,000)                    (145,726)
Other                                                 45,230        (48,210)        (9,685)                     (12,665)
                                               -----------------------------------------------------------------------------
     Net cash flow from financing activities           9,504        (48,210)      (125,546)                    (164,252)
                                               -----------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                     -           (151)       (38,476)                     (38,627)
Proceeds from disposition of assets                        -              -          9,710                        9,710
Acquisition costs related to purchase of Bona
     Shipholding Ltd.                                      -              -         (2,127)                      (2,127)
Other                                                      -              -        (10,878)                     (10,878)
                                               -----------------------------------------------------------------------------
     Net cash flow from investing activities               -           (151)       (41,771)                     (41,922)
                                               -----------------------------------------------------------------------------
Decrease in cash and cash equivalents                   (158)       (38,060)       (55,986)                     (94,204)
Cash and cash equivalents, beginning of the
     period                                              210         39,652        180,465                      220,327
                                               =============================================================================
Cash and cash equivalents, end of the period              52          1,592        124,479                      126,123
                                               =============================================================================
                                                                      Six Months Ended June 30, 1999
                                               -----------------------------------------------------------------------------
                                                                  8.32% Notes                                   Teekay
                                                    Teekay         Guarantor    Non-Guarantor               Shipping Corp.
                                                Shipping Corp.   Subsidiaries   Subsidiaries  Eliminations  & Subsidiaries
                                                      $                $             $             $               $
                                               -----------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                               -----------------------------------------------------------------------------
     Net cash flow from operating activities          (9,492)        10,435         45,994                       46,937
                                               -----------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                               -              -         50,000                       50,000
Repayments of long-term debt                               -              -        (15,997)                     (15,997)
Other                                                (37,264)         1,171         22,220                      (13,873)
                                               -----------------------------------------------------------------------------
     Net cash flow from financing activities         (37,264)         1,171         56,223                       20,130
                                               -----------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                     -            (74)       (32,708)                     (32,782)
Net cash acquired through purchase of Bona
   Shipholding Ltd.                                   46,971              -              -                       46,971
Other                                                      -              -         21,029                       21,029
                                               -----------------------------------------------------------------------------
     Net cash flow from investing activities          46,971            (74)       (11,679)                      35,218
                                               -----------------------------------------------------------------------------
Increase in cash and cash equivalents                    215         11,532         90,538                      102,285
Cash and cash equivalents, beginning of the
period                                                     3         27,345         38,785                       66,133
                                               =============================================================================
Cash and cash equivalents, end of the period             218         38,877        129,323                      168,418
                                               =============================================================================

  (See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 2000
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Teekay Shipping Corporation (the "Company") changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

RESULTS OF OPERATIONS

General

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies. The Company's fleet consists of 75 vessels (including five vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.5 million tonnes.

During the six months ended June 30, 2000, approximately 67% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In the six months ended June 30, 2000, approximately 12% of net voyage revenues were generated by time-charters and COAs priced on a spot market basis. In aggregate, approximately 79% of the Company's net voyage revenues during the six months ended June 30, 2000 were derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 21% being derived from fixed-rate time charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time-chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the six months ended June 30, 2000, the Australian Vessels earned net voyage revenues of $19.3 million and an average TCE rate of $26,485 and incurred vessel operating expenses of $7.9 million or $10,845 on a per ship per day basis. In comparison, during the six months ended June 30, 1999, the Australian Vessels earned net voyage revenues of $18.2 million and an average TCE rate of $25,204 and incurred vessel operating expenses of $6.7 million, or $9,254 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of fifteen Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin.

The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing June 11, 1999.

Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company revised the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. Since such changes, the Company's average depreciation expense per vessel has decreased from historical levels.

As a result of the Bona acquisition, the Company's general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, have began to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company's interest expense has increased as a result of debt that was assumed as part of the acquisition.

All oil/bulk/ore carriers ("O/B/Os") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company's consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants' share of the O/B/O pool is reflected as a time charter hire expense. The Company anticipates that these O/B/Os will earn lower average TCE rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions, which reflects the lower capital cost of these vessels.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time-charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

Quarter Ended June 30, 2000 versus Quarter Ended June 30, 1999

Aframax TCE rates continued to strengthen in the second quarter of 2000 due to increased demand for modern tankers, increased oil production, and a high level of scrapping due to regulatory pressures and age discrimination by charterers. TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

The Company's net income was $46.7 million in the quarter ended June 30, 2000 compared to $732,000 in the quarter ended June 30, 1999, due mainly to the improvement in Aframax TCE rates.


Income from Vessel Operations

The Company's average fleet size was 34.9% greater in the quarter ended June 30, 2000 compared to the same quarter one year ago, due mainly to the acquisition of Bona.

Net voyage revenues increased 101.1% to $142.6 million in the current quarter compared to a $70.9 million for the same quarter last year. This is a result of the increase in fleet size and a 44.5% increase in the Company's average TCE rate in the current quarter to $22,872 from $15,831 in the same quarter last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 48.9% to $34.7 million in the quarter ended June 30, 2000 from $23.3 million in the quarter ended June 30, 1999, mainly as a result of the addition of the Bona vessels

Time-charter hire expense increased to $13.1 million in the quarter ended June 30, 2000, from $8.9 million in the quarter ended June 30, 1999, primarily due to the Bona acquisition. The minority pool participants' net voyage revenues of $5.7 million in the O/B/O pool managed by a Bona subsidiary is reflected as time-charter hire expense. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the quarters ended June 30, 1999 and 2000.

Depreciation and amortization expense increased 25.3% to $24.6 million in the current quarter from $19.6 million in the same quarter last year, reflecting the increase in fleet size arising from the acquisition of Bona, partially offset by lower drydock amortization costs per vessel. Depreciation and amortization expense included amortization of drydocking costs of $2.1 million in the quarter ended June 30, 2000, compared to $2.4 million in the quarter ended June 30, 1999.

General and administrative expenses rose 26.9% to $9.1 million in the current quarter from $7.1 million in the same quarter last year, primarily as a result of the acquisition of Bona.

Other Items

Interest expense increased 79.5% to $19.3 million in the current quarter from $10.7 million in the same quarter last year, reflecting higher interest rates and the additional debt assumed as part of the Bona acquisition. Interest income was $4.1 million in the current quarter as compared to $1.6 million in the same quarter last year, representing an increase of 154.0%,as a result of increased interest rates and higher cash and marketable securities balances.

Six Months Ended June 30, 2000 versus Six Months Ended June 30, 1999

Net income for the six months ended June 30, 2000 was $66.7 million compared to $2.6 million, for the same period last year. The results for the current period included a loss of $1.0 million on asset sales. There were no asset sales in the previous period.

Income from Vessel Operations

The Company's average fleet size was 45.1% greater in the six months ended June 30, 2000 compared to the same period one year ago, due mainly to the acquisition of Bona.

Net voyage revenues increased 86.4% to $262.7 million in the current period compared to $140.9 million for the same period last year. This is a result of the increase in fleet size and a 23.4% increase in the Company's average TCE rate in the current period to $20,781 from $16,841 in the same period last year.

Vessel operating expenses increased 52.4% to $69.5 million in the six months ended June 30, 2000 from $45.6 million in the six months ended June 30, 1999, primarily as a result of the increase in fleet size.

Time-charter hire expense increased to $26.1 million in the six months ended June 30, 2000, up from $16.7 million in the six months ended June 30, 1999, primarily due to the Bona acquisition. The minority pool participants' net voyage revenues of $11.2 million in the O/B/O pool managed by a Bona subsidiary is reflected as time-charter hire expense. The average number of vessels time-chartered-in by the Company excluding the O/B/Os, was five in the six months ended June 30, 1999 and 2000.

Depreciation and amortization expense increased 19.2% to $49.7 million in the current period from $41.7 million in the same period last year, reflecting the increase in fleet size arising from the acquisition of Bona, partially offset by the change in estimated useful life of the vessels from 20 to 25 years, effective April 1, 1999. Depreciation and amortization expense included amortization of drydocking costs of $4.3 million in the six months ended June 30, 2000, compared to $4.1 million in the six months ended June 30, 1999. General and administrative expenses rose 28.5% to $18.6 million in the current period from $14.5 million in the same period last year, primarily as a result of the acquisition of Bona.

Other Items

Interest expense increased 91.5% to $39.3 million in the current period from $20.5 million in the same period last year, reflecting higher interest rates and the additional debt assumed as part of the Bona acquisition. Interest income was $7.4 million in the six months ended June 30, 2000 as compared to $3.0 million in the same period last year, representing an increase of 147.2%, as a result of increased interest rates and higher cash and marketable securities balances.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior periods' results, the figures in the table below include or exclude the results from the Company's Australian Vessels and O/B/Os acquired as part of the Bona acquisition as indicated.


-----------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended June 30       Six Months Ended June 30
                                                             2000             1999            2000            1999
-----------------------------------------------------------------------------------------------------------------------

International Fleet (excluding ex-Bona O/B/Os and
   Australian crewed vessels):
Average number of ships                                          59              47                 60            45
Total calendar ship-days                                      5,370           4,274             10,901         8,145
Revenue-generating ship-days (A)                              5,125           4,014             10,378         7,607
Net voyage revenue before commissions(B) (000's)            120,730          61,169            220,621       122,789
-----------------------------------------------------------------------------------------------------------------------
TCE (B/A)                                               $    23,557    $     15,239      $      21,259  $     16,142
-----------------------------------------------------------------------------------------------------------------------
Operating results per calendar ship-day:
    Net voyage revenue                                  $    21,815     $    13,931      $      19,634  $     14,736
    Vessel operating expense                                  5,382           5,085              5,298         5,216
    General and administrative expense                        1,402           1,490              1,420         1,603
    Drydocking expense                                          400             601                411           553
-----------------------------------------------------------------------------------------------------------------------
   Operating cash flow per calendar ship-day            $    14,631    $      6,755      $      12,505  $      7,364
-----------------------------------------------------------------------------------------------------------------------
Australian Vessels:
    Operating cash flow per calendar ship-day           $    13,590    $     14,950      $      13,947  $     14,347
-----------------------------------------------------------------------------------------------------------------------
Total Fleet (including ex-Bona O/B/Os and Australian
   crewed vessels):
   Operating cash flow per calendar ship-day            $    13,671    $      7,161      $      11,738  $      7,791
-----------------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2000, the Company's total liquidity, which includes cash, marketable securities and undrawn borrowings, was $238.2 million, virtually unchanged from $237.4 million as at December 31, 1999, as cash flow from operations was offset by debt prepayment and a vessel purchase.

Net cash flow from operating activities increased to $112.0 million in the six months ended June 30, 2000 from $46.9 million in the same period one year ago, mainly reflecting the increase in TCE rates and increased fleet size as a result of the Bona acquisition.

The Company's scheduled debt repayments were $16.9 million during the six months ended June 30, 2000, compared to $16.0 million in the same period last year.Debt prepayments during the six months ended June 30, 2000 totalled $145.7 million, of which $35.7 million was used for the repurchase of the Company's 8.32% Notes and the balance of $110.0 million was used to reduce the Company's Revolvers. There were no debt prepayments during the same period last year.

During the six months ended June 30, 2000, the Company incurred capital expenditures for vessels and equipment of $35.0 million, consisting mainly of the purchase of a modern second-hand Aframax tanker. Cash expenditures for drydocking were $3.6 million in the six months ended June 30, 2000 compared to $3.1 million over the same period one year ago.

Dividends declared during the six months ended June 30, 2000 were $16.4 million, or 43 cents per share.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. The Company successfully implemented a program to systematically address the Year 2000 problem. The Company was Year 2000 compliant prior to the rollover to the Year 2000. The Company will continue to monitor electronic date recognition issues.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 2000 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near-term; tanker supply and demand; supply and demand for oil; the Company's growth strategy and measures to implement such strategy; and cost savings and other benefits that may be realized in connection with the Bona acquisition. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers' preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the Company's ability to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 2000
                         PART I - FINANCIAL INFORMATION

ITEM 3 - MARKET RATE RISKS

The Company is exposed to market risk from foreign currency and changes in interest rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but does not use financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company invests its cash and marketable securities in financial instruments with maturities of less than three months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese yen, Singapore dollars, Canadian dollars, Australian dollars and Norwegian kroner. During the six months ended June 30, 2000, approximately 20.5% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.


                                             Contract                Carrying Amount                   Fair
(in USD 000's)                                Amount             Asset           Liability             Value
--------------------------------------------------------------------------------------------------------------------

June 30, 2000
FX Forward Contracts                      $      7,157        $       -      $         -       $          (185)
Interest Rate Swap Agreements                  200,000                -                -                  5,711
Debt                                           933,580                           933,580                927,902

December 31, 1999
FX Forward Contracts                      $      4,448        $       -      $         -       $            (20)
Interest Rate Swap Agreements                  200,000                -                -                  4,488
Debt                                         1,085,167                         1,085,167              1,060,417
--------------------------------------------------------------------------------------------------------------------

Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 2000
                           PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

The Company's 2000 Annual Meeting of Shareholders was held on May 22, 2000. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

                                                      Votes against or       Shares Which            Broker
Terms Expiring in 2003              Votes For             Withheld             Abstained           Non-Votes
----------------------              ---------             --------             ---------           ---------

Bruce C. Bell                      32,010,434              15,335                 N/A                 N/A
C. Sean Day                        32,010,434              15,335                 N/A                 N/A
Michael D. Dingman                 32,007,209              18,560                 N/A                 N/A

Shareholders   also  ratified  the   selection  of  Ernst  &  Young,   Chartered
Accountants,  as independent  auditors of the Company for the fiscal year ending
December 2000, as set forth below:

                                                      Votes against or       Shares Which            Broker
                                    Votes For             Withheld             Abstained           Non-Votes

Ernst & Young                      32,011,549              10,900                3,320                N/A


Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

a.       Exhibits
                  27.1 Financial Data Schedule

b.       Reports on Form 6-K

               (i) On May 2, 2000, the Company filed a report on Form 6-K with respect to its Proxy Statement.

               (ii) On May 2, 2000,  the Company also filed a report on Form 6-K with respect to its Annual Report for the year ended December 31, 1999.

THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION


Date:    August 14, 2000              By:      /s/ Peter S. Antturi
                                      -----------------------------------
                                      Peter S. Antturi
                                      Vice President and Chief Financial Officer